Global Markets & Investment Banking

One Bryant Park – 8th Floor
New York, New York 10036

646-855-6780

October 5, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Rose Zukin
Bryan Pitko
Mark Brunhofer
Kei Nakada

Re:	Intercept Pharmaceuticals, Inc.
Registration Statement on Form S-1 (SEC File No. 333-183706)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representative of the several underwriters (the “Representative”), hereby join in the request of Intercept Pharmaceuticals, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on October 10, 2012 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 2,475 copies of the Preliminary Prospectus dated September 27, 2012 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the undersigned, as the Representative of the underwriters, has confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
As Representative

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Palma Mazzolla
Name: Palma Mazzolla
Title: Director